

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 25, 2007

Ms Ann M. Sardini
Chief Financial Officer
Weight Watchers International, Inc.
11 Madison Avenue, 17th Floor
New York, NY 10010

      Re: Weight Watchers International, Inc.
              Form 10-K for Fiscal Year Ended December 30, 2006
              Filed February 28, 2007
              File No. 1-16769

Dear Ms Sardini:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              Larry Spirgel
              Assistant Director